August 7, 2023 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing 100 F Street, N.E. Washington, D.C. 20549

Attn:	Jeffrey Gordon and Jean Yu, Division of Corporate Finance, Office of Manufacturing

Ladies and Gentlemen:

On behalf our client, Caesarstone Ltd. (the “Company” or “Caesarstone”), we are submitting this letter in response to the staff (the “Staff”) of the Division of Corporate Finance, Office of Manufacturing of the Securities and Exchange Commission set forth in the Staff’s letter dated July 24, 2023 (the “Comment Letter”) relating to the Annual Report on Form 20-F for the year ended December 31, 2022 filed by the Company on March 15, 2023.

Set forth below is the response of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. The Company has reviewed this letter and authorized us to make the statements set forth herein to you on its behalf.

Form 20-F for the Year Ended December 31, 2022

Item 4: Information of the Company
Non-GAAP Financial Measures, page 49

1.
We note you adjust certain non-GAAP financial measures for “Legal settlements and loss contingencies, net” and “Non-cash revaluation of lease liabilities." It appears to us that legal settlements, loss contingencies and revaluation of lease liabilities are normal recurring operating costs necessary to operate your business. Please explain to us how you determined these adjustments comply with the guidance outlined in Question 100.01 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures or tell us how you plan to revise your non-GAAP financial measures in future filings.

Response:

Legal settlements and loss contingencies

The Company respectfully acknowledges the Staff’s comments and reference to the guidance set forth in Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

The Company advises the Staff that the “Legal settlements and loss contingencies, net” adjustment relates to personal injury claims and related settlements associated with silicosis that derived from alleged acts or omissions that occurred more than 7 years ago.  More specifically, the claims and settlements pertain to illnesses that were allegedly caused by industry practices relating to exposure to silica dust. The Company first accrued a provision for such claims in 2015 in accordance with ASC Topic 450. Starting approximately 10 years ago, industry-wide improvements were made to safety practices, including warning stickers, safety resources, literature and training.  As such, the claims and settlements that are the subject of the adjustment are not reflective of the Company’s business today and are not “normal” expenses for a company in the Company’s business.

Support for the Company’s position is derived from the fact that of more than 180 legal proceedings to which the Company is subject as of the date of this letter, only four relate to alleged exposure to silica dust that started after the end of 2015 (three in 2016 and one in 2017).  Those four claims are currently outliers and there are no legal proceedings against the Company that relate to exposure to silica dust started after 2017.

The Company would consider these to be “normal” expenses for the business if silicosis-related claims were occurring on an ongoing basis related to current activities, but the claims are effectively claims related to legacy practices that are not expected to arise in this form in the future. The Company further notes that legal costs that are determined to be normal, recurring expenses necessary to operate its business are not excluded when calculating Adjusted EBITDA.

The Company has taken care to correctly label the adjustment and not to describe it as “non-recurring” or “one time.”  Accordingly, the Company believes that the adjustments are meaningful and appropriate, and when read in conjunction with the Company’s GAAP measures, provide investors with useful information about the Company’s operating performance, by eliminating the impact that these items may have of obscuring trends in the underlying performance of the business.

Non-cash revaluation of lease liabilities

The Company respectfully advises the Staff that the lease liability adjustments result from the Company’s implementation of ASC Topic 842.  The revaluation expenses, which are non-cash, relate primarily to material leases in Israel denominated in New Israeli Shekels (NIS) (with lease terms through 2032), while the functional currency of the Company is the U.S. dollar.

The Company translates the Right of Use Asset from NIS to U.S. dollars using historical exchange rates and the liability using balance sheet date exchange rates. Such translations result in a significant exchange rate difference that does not reflect the underlying performance of the Company’s business and does not constitute a cash expense.

For these reasons, the Company believes that the adjustments with respect to the claims and lease expenses do not cause the Company’s non-GAAP financial measures to be misleading or inconsistent with the guidance in Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

The Company believes that the adjustments are meaningful and appropriate, and when read in conjunction with the Company’s GAAP measures, provide investors with useful information about the Company’s operating performance by eliminating the impact that these items may have of obscuring trends in the underlying performance of the business.

Item 5: Operating and Financial Review and Prospects, page 54

2.          Your narrative on page 54 appears to place more prominence on non-GAAP financial measures such as adjusted gross profit margin, adjusted EBITDA margin and adjusted net income margin attributable to controlling interest without providing a discussion of the corresponding GAAP financial measures. In addition, we note that you have presented non-GAAP financial measures under the “Other financial data” heading on page 63 without presenting the corresponding GAAP financial measures. Please revise your disclosure to present the most directly comparable GAAP measures with equal or greater prominence in accordance with Item 10(e)(1)(i)(A) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment with respect to page 54 of its Form 20-F. The Company undertakes to provide the most directly comparable GAAP measures with equal or greater prominence in its future filings.

With respect to the Staff’s comment regarding the “Other financial data” on page 63 of the Form 20-F, the Company notes that the information alongside following headings presents each of the related non-GAAP measures as a percentage of the annual total of that measure:

•	Adjusted Gross profit as a percentage of annual adjusted Gross profit
•	Adjusted EBITDA as a percentage of annual adjusted EBITDA
•	Adjusted net income attributable to controlling interest as a percentage of annual adjusted net income

The Company has considered the limited benefit from these measures for investors and has determined that it will not include them in subsequent filings of the Form 20-F.

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Please do not hesitate to contact Colin Diamond at (212) 819-8754 with any questions or comments regarding this letter.

Sincerely,

/s/ Colin Diamond
Colin Diamond